# NEWS RELEASE
# CROSS LAKE MINERALS LTD.

**1255 West Pender Street, Vancouver, B.C. V6E 2V1**
**Tel.: (604) 687-2038 / Fax.: (604) 687-3141**



**July 18, 2007**

12(g) No. 82-2636
Symbol CRN-T

*NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE TO U.S NEWSWIRE SERVICES*

**AT Zone Drill Results Confirms Grade and Continuity**
**Porcher Island Project B.C.**

July 18, 2007 – Vancouver, British Columbia – Cross Lake Minerals Ltd. ("**Cross Lake**") is pleased to announce results from seven additional drill holes from the diamond drilling program on the Porcher Island Property (the "Property"), which is located in the Skeena Mining Division, 35 kilometers south-southwest of Prince Rupert, British Columbia.

Diamond Drill Holes CL-07-22 to 28 were all drilled to confirm the grade and continuity of the AT Zone. As previously reported by the Company, from 1975 to 1988, extensive exploration of the AT Zone resulted in a drill outlined mining reserve of 623,095 tons grading (cut and diluted) *0.20 oz/t gold over an average mining width of 11* feet (News Release Dated November 22, 2005). The exploration results and resources referred to above are historical in nature and were compiled before NI-43-101. Cross Lake has not independently analyzed the results of the previous exploration therefore the historical results should not be relied upon. Cross Lake believes these historical results provide an indication of the potential of the Property and are relevant to ongoing exploration. The following table summarizes the significant results from drill hole CL-07-22 to 28:

| Drill Hole | From (m) | To (m) | Interval (m) | Gold (g/t) |
|---|---|---|---|---|
| CL-07-22 | 84.92 | 85.94 | 1.02 | 4.0 |
| | | | | |
| CL-07-23 | 56.59 | 57.33 | 1.20 | 5.7 |
| | | | | |
| CL-07-25 | 78.73 | 81.78 | 3.05 | 10.1 |
| and | 196.42 | 197.59 | 1.17 | 12.7 |
| | | | | |
| CL-07-26 | 114.14 | 115.24 | 1.10 | 4.9 |
| and | 156.83 | 157.63 | 0.80 | 7.7 |
| and | 205.25 | 206.45 | 1.20 | 3.5 |
| and | 225.80 | 226.80 | 1.00 | 7.7 |
| and | 248.25 | 249.25 | 1.00 | 5.9 |
| | | | | |
| CL-07-27 | 29.16 | 30.16 | 1.00 | 3.5 |
| and | 67.78 | 68.58 | 0.80 | 5.6 |
| and | 70.81 | 71.81 | 1.00 | 4.9 |
| and | 106.21 | 107.21 | 1.00 | 3.1 |
| and | 159.76 | 160.76 | 1.00 | 4.4 |
| and | 177.10 | 187.10 | 1.00 | 4.3 |
| and | 251.74 | 252.74 | 1.00 | 5.8 |
| | | | | |
| CL-07-28 | 68.44 | 69.44 | 1.00 | 6.1 |
| and | 97.48 | 98.50 | 1.02 | 5.1 |
| and | 101.44 | 102.44 | 1.00 | 13.6 |
| and | 107.04 | 108.76 | 1.72 | 22.9 |
| and | 132.95 | 133.91 | 1.96 | 3.5 |

Note: True width is estimated to be 70 to 75% of the drilled intervals



.../Cont'd.

These drill holes were located to expand the AT Zone above the 1015 development level laterally to the west and to provide further confidence to the ongoing evaluation of the development potential of the AT Zone. The positive results from the AT Zone drilling, in conjunction with the discovery by Cross Lake of the Cedar Vein continues to increase the development potential of the Porcher Island Property. The logging and sampling of the balance of the drill holes from the recent drill program is now completed and the results are expected over the next few weeks. The surface program of geochemical sampling using the Mobile Metal Ion (MMI) technique is now underway and the compilation and interpretation of the historic and current data is ongoing.

Assaying is completed at ACME Analytical Laboratories Ltd. using ICP-MS (Group 1DX) and fire assaying (Group 3B). Exploration work is being conducted under the supervision of the Company's Qualified Person and Vice President, Exploration Jim Miller-Tait, P.Geo., who has prepared the contents of this press release. Cross Lake is operator of the Project and holds a 65% working interest with Joint Venture Partner Imperial Metals holding a 35% working interest.

## $3.05 MILLION DEVELOPMENT AND EXPLORATION FINANCING

The Company is also pleased to announce that it has arranged a non-brokered private placement (the "**Offering**") of up to 3,500,000 units of the Company ("**Units**") at $0.50 per Unit and up to 2,000,000 flow-through units of the Company ("**FT Units**") at $0.65 per FT Unit. Each Unit will consist of one common share and one half of one transferable common share purchase warrant, each whole such purchase warrant will be exercisable into one additional common share of the Company for a period of eighteen months from closing of the Offering at an exercise price of $0.75 per common share. Each FT Unit will consist of one flow-through common share and one half of one transferable common share purchase warrant, each whole such purchase warrant will be exercisable into one additional common share of the Company for a period of eighteen months from closing of the Offering at an exercise price of $0.85 per common share.

Subject to regulatory approval, the Company will pay finders' fees on a portion of the Offering.

The total gross proceeds of the Offering will be up to $3,050,000. Cross Lake expects to use such proceeds for the continuing development of the Q.R. mine property and to finance general exploration activities. The gross proceeds raised from the issuance of the FT Units will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2007 taxation year.

Completion of the Offering is subject to regulatory approval and TSX acceptance.

**For further information, please contact:**

**Cross Lake Minerals Ltd.**
Gordon A. Keevil – President
(604) 687-2038 or visit our website at www.crosslakeminerals.com

# CROSS LAKE MINERALS LTD.

TSX: CRN

| | | | |
|---|---|---|---|
| **Date:** | | **Fax:** | 202-777-1030 |
| **To:** | Securities & Exchange Commission | **Pages:** | |
| **Attention:** | | | |
| **From:** | Gordon Keevil | | |
| **Re:** | News Releases | | |

---

***STRICTLY CONFIDENTIAL***

***Please deliver to addressee immediately***

Please see the attached.

**1255 West Pender Street**
**Vancouver, BC V6E 2V1**
**Phone: (604) 687-2038 Fax: (604) 687-3141**

END